Exhibit 21.1

SUBSIDIARIES OF LAIDLAW ENERGY GROUP, INC.

Entity Name	Jurisdiction of Incorporation/Organization
Laidlaw Berlin, LLC	Delaware
Laidlaw Biopower, LLC	Delaware
Laidlaw New Bedford Biopower, LLC	Delaware
Laidlaw Susanville Biopower, LLC	California